SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR February 26, 2004

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE
SÃO PAULO – SABESP
PUBLICLY HELD COMPANY
Corporate Taxpayer’s ID (CNPJ) 43.776.517/0001-80

NOTICE TO SHAREHOLDERS

PAYMENT OF INTEREST ON OWN CAPITAL

We hereby inform the Shareholders that, in a meeting held on February 26, 2004, the Management Bodies of Companhia de Saneamento Básico do Estado de São Paulo - SABESP deliberated, pursuant to section 2 of Article 30 of its Bylaws, the credit and payment of Dividends in the form of Interest on Own Capital, referring to January 2004, to the holders of shares on the base date of March 15, 2004.

I – AMOUNT, DATE AND CREDIT AND PAYMENT TERMS

The Dividends as Interest on Own Capital totaling R$ 39,301,817.40 (thirty nine million, three hundred and one thousand, eight hundred and seventeen reais and forty cents) correspond to R$ 1.38 (one real and thirty eight cents) per thousand common shares and shall be paid no later than sixty (60) days after the 2005 Annual Shareholders' Meeting.

II – WITHHOLDING INCOME TAX

Withholding Income Tax will be deducted from the amount of payment of Dividends as Interest on Own Capital, pursuant to current legislation, except for exempt shareholders who prove this condition prior to May 28, 2004, by presenting related documents to the Company at Rua Costa Carvalho 300 - São Paulo - SP, CEP: 05429-900, in attention to the Superintendência de Captação de Recursos e Relações com Investidores, FI, sala 265.

III – ATTRIBUTION TO DIVIDENDS

Said Interest on Own Capital will be computed in the calculation of the mandatory minimum dividends, as provided in Article 30 – item II, letter ”b” of the Company’s Bylaws and in Paragraph 7 of Article 9 of Law 9249/95.

IV – INSTRUCTIONS FOR THE CREDIT AND PAYMENT OF INTEREST ON OWN CAPITAL

a)

The shareholders will have their credits available on the initial date of payment of such right, as set forth in above item I, according to their banking account and domicile provided to Banco Itaú S.A..

b)

To shareholders whose registry information does not include either their Individual/Corporate Taxpayer’s Identification Number (CPF/CNPJ) or complete banking instructions (bank, branch and account number), the interest will be credited, pursuant to item I above, as of the third day after pending information is updated in the electronic files of Banco Itaú S.A.. This can be done either at any of its branches or by mail sent to “ Banco Itaú S.A - Diretoria de Ações e Custódia” at Avenida Engenheiro Armando de Arruda Pereira, 707, 9° andar - Jabaquara – CEP 04344-902 – São Paulo – SP – Brasil.

V - RECORD DATE

The shares will start being traded ex-interest and ex-dividends on March 16, 2004.

VI – Further information can be obtained at any branch of Banco Itaú S.A., which are specialized in assisting shareholders, during banking hours.

São Paulo, February 26, 2004.

Rui de Britto Álvares Affonso

Economic and Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: February 26, 2004

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic and Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.